UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(MarkOne)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
for Bargaining Unit Employees
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 30, 2008

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 4)	$4,126,470	$3,733,685
Participant loans	157,002	81,054

Total investments	4,283,472	3,814,739

RECEIVABLES:
Employee contributions	11,984	13,963
Transfer of employee contributions from affiliated plan	—	27,370

Total receivables	11,984	41,333

Total assets	4,295,456	3,856,072

LIABILITIES:
Refund of employee contributions	13,336	13,336

Total liabilities	13,336	13,336

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	4,282,120	3,842,736
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,663	2,004

NET ASSETS AVAILABLE FOR BENEFITS	$4,289,783	$3,844,740

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$704,014
Rollover	18,596

722,610

Net investment gain from the Master Trust (Note 4)	130,946
Participant loan interest	8,675

Total additions	862,231

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	417,188

Total deductions	417,188

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	445,043

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,844,740

End of year	$4,289,783

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management Holdings, Inc. (“Waste Management”), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of Waste Management, Inc. (“WMI” or the “Company”), the parent of Waste Management, has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet LLC (“CitiStreet”), an affiliate of State Street and Citigroup, serves as recordkeeper.
Eligibility
Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.
Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) individuals providing services to Waste Management as independent contractors; (c) certain nonresident aliens who have no earned income from sources within the United States of America; and (d) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions
Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Plan does not provide for contributions by Waste Management or participating subsidiaries.
Investment Options
The Plan, through its investments in the Master Trust, currently offers participants (a) six common collective trust funds; (b) a Company common stock fund; (c) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and (d) five target retirement-date funds, which are also common collective trust funds. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contribution and Rollover Contribution accounts, plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution and Rollover Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Master Trust.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for six months after receiving the hardship distribution.
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section  72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period.
Administrative Expenses
Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment gain from the

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2007, the Company elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits paid to participants are recorded when paid.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for, and recognition of, plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and management must exercise significant judgment. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Waste Management and the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified, and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Corporate stocks and mutual funds held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are generally based on net asset values established by State Street (the issuer of the common collective trust funds) based on fair values of the underlying assets. The common collective trust funds held by the Master Trust include a Stable Value Fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). In accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the fully-benefit responsive investment contracts held by the Stable Value Fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully-benefit responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 3. Short-term investments and loans to participants are stated at cost, which approximates fair value.
The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
3. Investment Contracts
The common collective trust funds held by the Master Trust include a Stable Value Fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.
Guaranteed Investment Contracts — GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by State Street using a discounted cash flow methodology. Under this approach, the cash flows of each individual contract are discounted at the prevailing interpolated swap rate as of the appropriate measurement date.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
3. Investment Contracts (continued)
Synthetic Guaranteed Investment Contracts — Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.
State Street measures the fair value of the Synthetic GICs included in the Plan’s Stable Value Fund as follows:
•	Fair value of individual assets and investments — Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•	Fair value of wrapper contracts — The fair value of wrapper contracts is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of the appropriate measurement date.
4. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan (the “Non-Union Plan”). As of December 31, 2007 and 2006, the Plan’s beneficial interest in the net assets of the Master Trust was 0.30% and 0.28%, respectively.
Neither the Plan nor the Non-Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
The net assets of the Master Trust consist of the following:

	December 31,
	2007	2006
Assets:
Investments, at fair value:
Common collective trust funds	$1,215,825,939	$1,171,802,378
Short-term investments	1,810,329	2,798,959
Corporate stocks	12,793,377	9,968,353
Waste Management, Inc. common stock	100,297,031	117,083,348
Mutual funds	17,447,414	13,384,021
Other	109,526	106,425

Total investments	1,348,283,616	1,315,143,484

Interest receivable	1,009,642	1,009,442
Cash, non-interest bearing	10,337	18,066

Total assets	1,349,303,595	1,316,170,992

Liabilities:
Administrative fees payable	1,016,097	953,256
Securities purchased payable	42,469	86,586

Total liabilities	1,058,566	1,039,842

Net assets, fair value	1,348,245,029	1,315,131,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,000,025	2,535,060

Net assets, fully benefit-responsive contracts at contract value	$1,357,245,054	$1,317,666,210

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
Respective interests in the net assets of the Master Trust by the Non-Union Plan and the Plan are as follows:

	December 31,
	2007	2006
Net assets, fair value:
Non-Union Plan interest	$1,344,118,559	$1,311,397,465
Plan interest	4,126,470	3,733,685

Total	$1,348,245,029	$1,315,131,150

Adjustment from fair value to contract value for fully benefit-responsive contracts:
Non-Union Plan interest	$8,992,362	$2,533,056
Plan interest	7,663	2,004

Total	$9,000,025	$2,535,060

Net assets, fully benefit-responsive contracts at contract value:
Non-Union Plan interest	$1,353,110,921	$1,313,930,521
Plan interest	4,134,133	3,735,689

Total	$1,357,245,054	$1,317,666,210

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
Income or loss from investments held in the Master Trust for the year ended December 31, 2007, was as follows:

Net appreciation (depreciation) in fair value of:
Common collective trust funds	$33,640,605
Corporate stocks	1,028,473
Waste Management, Inc. common stock	(11,729,501)
Mutual funds	484,065
Other	1,928

Total net appreciation in fair value of investments		$23,425,570
Interest		12,165,815
Dividends		1,285,808
Dividends — Waste Management, Inc. common stock		2,968,930
Other income		182,092

Total investment gain		40,028,215
Administrative fees		3,809,430

Net gain		$36,218,785

Non-Union Plan interest in net investment gain from the Master Trust		$36,087,839
Plan interest in net investment gain from the Master Trust		130,946
5. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated November 30, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$4,289,783	$3,844,740
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,663)	(2,004)

Net assets available for benefits per the Form 5500	$4,282,120	$3,842,736

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net increase in net assets available for benefits per the financial statements	$445,043
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	2,004
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(7,663)

Net increase in assets available for benefits per the Form 5500	$439,384

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
7. Plan Termination
Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Company has the right to terminate the Plan subject to the provisions of ERISA.
8. Commitments and Contingencies
Bond Fund Performance
One of the common collective trust fund investment options available to participants of the Plan is a bond market fund. During 2007, there was a significant decline in the market value of the bond market fund, and effective October 1, 2007, State Street changed the investment strategy of the bond market fund to a passively managed strategy designed to mirror the performance of the index. A portion of the bond market fund's decline in market value can be attributed to changes in general market conditions for this type of investment. However, given the magnitude

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
8. Commitments and Contingencies (continued)
of the divergence of the value of the bond market fund from its established benchmark, the Plan’s Investment Committee has determined that it is also appropriate to consider whether the investments held by the bond market fund were consistent with the risk profile defined for this investment option and whether the bond market fund was managed in accordance with the Plan’s investment policy. As a result, the Plan has engaged an independent fiduciary to act on behalf of the Plan and its participants with respect to these considerations and related assessments of any potential remedies, including, but not limited to, litigation or settlement of potential litigation to recover Plan assets.
9. Related Party Transactions
Certain investments of the Plan are managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
10. New Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Plan beginning January 1, 2008. Management is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on the financial statements of the Plan.

Supplemental Schedule

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 36-2660763 Plan: 007
December 31, 2007

Identity of Issue	Description of Investment	Current Value

*Participant Loans	Various maturity dates with interest rates ranging from 5.0% to 9.3%	$157,002

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
Date: June 30, 2008	By:	/s/ Krista DelSota
Krista DelSota
Vice President, Compensation and Benefits Waste Management, Inc. Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm